New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼 2 座 2201 室	86 10 8567 5000 tel 86 10 8567 5123 fax

July 2, 2019

Re:	DouYu International Holdings Limited (CIK No. 0001762417) Registration Statement on Form F-1

Confidential

Mr. Edwin Kim

Ms. Barbara C. Jacobs

Mr. Frank Knapp

Mr. Craig Wilson

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Kim, Ms. Jacobs, Mr. Knapp and Mr. Wilson:

On behalf of our client, DouYu International Holdings Limited., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated May 1, 2019.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 filed with the Commission on April 22, 2019.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by revising the disclosure in the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the disclosure in the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

The Company currently plans on filing an amendment to the Registration Statement containing the estimated price range and offering size in early July and launching the road show as soon as legally permissible after that, subject to market conditions. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*                                         *                                         *                                         *

Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 4

1.                                      For additional context regarding user engagement, please disclose the average daily time spent by each active user for the first quarter of 2019 and the prior comparative period. Refer to comment 1 of our letter dated March 28, 2019.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Registration Statement to disclose the average daily time spent by each active user for the first quarter of 2019 and the prior comparative period, and has provided corresponding revisions throughout the filing.

Risk Factors

Risks Related to Our Business and Industry

Certain existing shareholders have substantial influence over our company . . .,, page 39

2.                                      Your revised disclosure on page 174 indicates that your Third Amended and Restated Memorandum and Articles of Association will provide Messrs. Shaojie Chen and Wenming Zhang with the right to appoint up to four directors and Tencent’s wholly owned subsidiary Nectarine with the right to appoint up to two directors “as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of this offering.” Please highlight these rights in this risk factor. Also, provide disclosure regarding these rights, or a cross-reference to such disclosure, in the Related Party Transactions section of the prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 41 and page 188 of the Registration Statement.

In further response to the Staff’s comments, the Company hereby acknowledges and agrees that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*                                         *                                         *                                         *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com), Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com), or Mingming Su at sumingming@douyu.tv.

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Shaojie Chen, Chief Executive Officer

Mr. Wenming Zhang, Co-Chief Executive Officer

Mr. Mingming Su, Chief Strategy Officer

DouYu International Holdings Limited

Mr. Allen C. Wang, Esq., Partner

Latham & Watkins LLP

Mr. Jimmy Chen, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP